NOTE RESTRUCTURING AGREEMENT

This Note Restructuring Agreement (this “Agreement”) is made as of August 29, 2006 by and between (a) Exabyte Corporation, a Delaware corporation (the “Company”), and (b) Imation Corp. (“Noteholder”) in regards to (1) a Secured Promissory Note of the Company dated October 31, 2005 in principal amount of $2,000,000 (the “$2,000,000 Note”) and (2) a Secured Promissory Note of the Company dated October 31, 2005 in principal amount of $5,000,000 (the “$5,000,000 Note”) with the $2,000,000 Note and the $5,000,000 Note being collectively referred to herein as the “Original Notes.” The parties to this Agreement are called the “Parties.”

RECITALS

A.         Tandberg Data Corp. (“Buyer”) has made an offer to purchase substantially all of the assets of the Company (the “Acquisition”).

B.         Buyer’s willingness to consummate the Acquisition is conditioned upon certain agreements being reached with creditors of the Company, including but not limited to the Noteholder.

C.         The Noteholder and the Company therefore wish to agree to certain repayment rights upon consummation of the Acquisition, such agreement by the Noteholder being conditioned upon consummation of the Acquisition.

WHEREAS this Agreement is to govern the obligations of the Parties in regard to entering into each of these matters.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, each of the Parties agrees as follows:

1.	AGREEMENTS.

(a)        The Parties agree that all defined terms used but not defined herein shall have the definitions set forth in the Media Distribution Agreement between the Company and Noteholder dated as of November 7, 2003, as amended (the “Original Agreement”).

(b)        The Company agrees that it will not sell substantially all the assets of the Company to the Buyer and will not close the Acquisition unless as part of the Acquisition the Company either performs or causes the Buyer to perform the following:

(i)        the Company shall pay or otherwise satisfy or shall cause the Buyer to pay or otherwise satisfy (including forgiveness of debt under a debt restructuring) all obligations of the Company to Wells Fargo Bank, National Association and its

affiliates (“Wells Fargo”) and all monetary obligations of the Company to the purchasers of the Company’s 10% Secured Convertible Subordinated Notes due September 30, 2010;

(ii)       Buyer shall assume all rights, promises, liabilities and obligations of Exabyte under the Original Notes; and

(iii)     Buyer shall accept the assignment from Exabyte and Buyer shall assume all rights, promises, liabilities and obligations of Exabyte under the Original Agreement.

(c)        The Company agrees that immediately following the closing of the Acquisition, either the Company or Buyer shall pay to Noteholder (i) $1,000,000 of the principal amount of the Original Notes held by Noteholder, in cash, plus (ii) all interest accrued but not paid on the Original Notes through the closing date of the Acquisition (collectively, the “Settled Obligations”). Noteholder may allocate the Settled Obligations to the $2,000,000 Note and/or the $5,000,000 Note, as it deems appropriate.

(d)        Noteholder agrees, in consideration of (1) the payment to it by the Company or Buyer at the closing of the Acquisition of the Settled Obligations, and (2) Buyer’s assumption of all rights, promises, liabilities and obligations of Exabyte under the Original Notes and the Original Agreement, that Noteholder will forgive payment of $2,000,000 of the principal amount of the Original Notes held by it (collectively, the “Released Obligations”). Payment of the Settled Obligations shall constitute a full and complete release as of the closing of the Acquisition of any and all claims against the Company for any or all of the Released Obligations.

(e)        The Company agrees that in connection with and on the closing date of the Acquisition Buyer shall issue to Noteholder a new promissory note in principal amount of $4,000,000 (the “New Note”) which shall have the following characteristics:

(i)         principal shall be payable as follows: $1,000,000 on December 15, 2008; $1,000,000 on December 15, 2009; and $2,000,000 on December 15, 2010;

(ii)        the New Note shall bear interest at the annual rate of 10%, payable quarterly in arrears;

(iii)       repayment of the New Note shall be secured by a security interest in all of the assets of the Buyer, which security interest shall be junior and subordinate only to a first priority security interest in favor of the bondholders from time to time (the “Bondholders”) as security for all indebtedness of Tandberg Data ASA (“Tandberg”) under the senior secured bond issue(s) 2006/2010 entered into between Tandberg (as borrower) and Norsk Tillitsmann ASA (as trustee) on behalf of the Bondholders (as such senior secured bond issue(s) may from time to time be amended, extended, modified, refinanced or replaced) (the “Senior Secured Bond Issue”);

(iv)       all obligations of the Buyer under the New Note shall be subordinated to the prior payment in full of all indebtedness and other obligations under the Senior Secured Bond Issue;

(v)        repayment of the New Note shall be guaranteed by Tandberg (the obligations under the guarantee shall be unsecured and shall be junior and subordinate to the prior payment in full of all indebtedness and other obligations under the Senior Secured Bond Issue); and

(vi)       Buyer agrees to not move any material assets of the Company out of the United States without the Noteholder’s prior consent (“material asset” means assets with a cumulative total value of $0.5 million or more).

In consideration of and upon (1) Noteholder’s receipt of the New Note; (2) payment by either the Company or Buyer of all outstanding interest on the Original Notes held by Noteholder; (3) payment by either the Company or Buyer of $1,000,000 of the principal amount of the Original Notes plus interest pursuant to Section 1(c), and (4) Buyer’s assumption of all rights, promises, liabilities and obligations of Exabyte under the Original Agreement, Noteholder will forgive payment of all remaining principal amount of the Original Notes.

(f)         The Noteholder further agrees that it shall take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective as promptly as practicable the subordination of its rights under the New Note as contemplated by this Agreement, and to take any such additional action thereafter as may be reasonably requested by Tandberg in connection therewith.

(g)        Provided that (i) no Termination (as defined below) has occurred, (ii) at the closing of the Acquisition the Company or Buyer has paid the Settled Obligations to Imation, (iii) Buyer has assumed all rights, promises, liabilities and obligations of Exabyte under the Original Agreement, (iv) Buyer has issued and delivered the New Note to the Noteholder, and (v) the Company is not and Buyer is not in default in performance of any obligation to Noteholder under this Agreement or any other agreement with Noteholder; effective upon closing of the Acquisition Noteholder will waive, release, remise and forever discharge the Company and all of its officers, directors, principals, employees, successors and assigns for any breach by the Company of any of its obligations or any Event of Default under the Original Agreement or the Original Notes that may exist as of the date of this Agreement or that may come into existence after the date hereof and prior to the closing of the Acquisition.

(h)        This Agreement supersedes all prior agreements, representations, warranties and understandings of the Parties under the Original Notes and constitutes a modification and novation of the Original Notes to the extent provided herein.

(i)         This Agreement constitutes Noteholder’s consent to the Acquisition, and Noteholder’s express agreement that the Acquisition will not constitute a default under the Original Agreement or the Original Notes, notwithstanding Section 10.1(iv) of Amendment No. 2 of the Original Agreement.

2.	CONDITIONS; TERMINATION.

(a)        The Company understands and acknowledges that Noteholder’s agreements set forth in Section 1 herein are contingent upon the actual closing of the Acquisition and contingent upon the performance by the Company and Buyer of the acts and obligations described in this agreement.

(b)        This Agreement and the Parties’ rights and obligations hereunder shall terminate and be of no further force and effect (a “Termination”) as follows:

(1)       Automatically, with no further action by any Party, in the event a the Acquisition is not consummated or closed with Buyer on or before December 31, 2006, or such later date as the Parties may agree upon; provided that this Agreement will not be terminated under this subsection (b)(1) if the closing of the Acquisition has not occurred because (whether solely or partially) of the breach of this Agreement by Noteholder; provided, however, that, the Company shall have the right to pursue all legal remedies against Noteholder for breach of this Agreement.

(2)       By the Company, at any time prior to the closing of the Acquisition.

3.	MISCELLANEOUS.

All communications hereunder shall be in writing and, if sent to a Party, shall be mailed, delivered by hand or overnight service, emailed or faxed to the other Party. Any notice or communication shall be deemed given to a Party when delivered to the appropriate address or sent by facsimile or email with confirmation of transmission by the transmitting equipment. This Agreement will inure to the benefit of and be binding upon the Parties hereto and their respective heirs, successors and assignees. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware. Each Party to this Agreement shall bear its respective fees and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement and the transactions contemplated by it. This Agreement may not be amended, supplemented or otherwise modified except by a written agreement executed by the Party to be charged with the amendment. The Parties have executed and delivered this Agreement effective as of the date first written above.

The undersigned have caused this Note Restructuring Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

EXABYTE CORPORATION

By: /s/ Tom Ward

Its: CEO and President

IMATION CORP.

By: /s/ Paul Zeller

Its: Vice President and CFO

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